Exhibit (a)(11)
1.	Will Stanley make an ESOP Contribution for the Fiscal Year ended March 31, 2010, and if so, when?

All contributions to the Employee Stock Ownership Plan (the “ESOP”) are made at the discretion of Stanley, Inc. (“Stanley”). We are in the process of finalizing the contributions for the fiscal year ended March 31, 2010, and those shares will be allocated to eligible participants in accordance with the terms of the ESOP.

If you currently have an account balance, you can view the details via the ESOP Connection which is located at https://www.esopconnection.com/stanley. First time users may log on to the site by using their legal first and last name and social security number as the initial password. Once you are logged in, please ensure your address and other personal information is accurate. You may also elect to receive all ESOP information electronically (e.g. new allocations, statements). We encourage you to take advantage of this service.

2.	What will happen to the ESOP between now and the closing of the proposed transaction?

For the time being, the ESOP will continue to operate as usual. Participants who have terminated employment with Stanley will continue to be eligible to receive a distribution of their accounts. In addition, participants with at least three Years of Service are permitted to diversify the stock held in their ESOP account.

More information regarding diversification will be forthcoming within the next few weeks.

3.	What will happen to my ESOP shares after the closing of the proposed transaction?

Following the closing of the proposed transaction, the shares in the ESOP will be converted to cash at the tender offer rate of $37.50 per share. The conversion will happen on the date of closing of the tender offer or on the later merger date (dependent upon individual participant tender offer election).

At this time, we expect, but cannot be certain, that the ESOP will be terminated as part of the merger. If the ESOP is terminated, participants who have unvested account balances in the ESOP will become fully vested in the shares allocated to their accounts, even those participants who do not have three Years of Service. In addition, all participants in the ESOP will become entitled to receive a distribution of their account balance and they will have the option to elect whether to receive the distribution in cash or in the form of a rollover to an IRA or to another tax-qualified plan. If you elect to receive a cash distribution, the amount you receive will be subject to income tax. If you have not reached age 59½, you may also be subject to a 10% penalty. You may defer the income tax (and penalty) by rolling over your distribution. Because distributions will be made in the form of cash, not shares of Stanley stock, you are not entitled to the special tax rule relating to “net unrealized appreciation” on employer securities.

If the ESOP is not terminated, then it will continue to operate as it has been operated.

4.	What happens if I decide to tender the shares allocated to my ESOP account?

If you elect to tender the shares allocated to your ESOP account, then upon the closing of the tender offer, CGI Fairfax Corporation, a wholly-owned subsidiary of CGI Group Inc. (“CGI”), will pay to the ESOP for your account an amount equal to $37.50 multiplied by the number of shares allocated to your account.

5.	Will I receive a cash payment if I elect to tender the shares allocated to my ESOP account?

No. The cash payment in connection with the tender will be paid to the ESOP Trustee and credited to your account. For example, if you have 100 shares of Stanley stock allocated to your ESOP account, upon consummation of the tender offer at $37.50 per share, your account under the ESOP will be credited with $3,750. Please note that you will not be taxed on the sale until you receive a distribution from the ESOP.

6.	What happens if I decide not to elect to tender the shares allocated to my ESOP account?

If you elect not to tender the shares allocated to your ESOP account, the shares will continue to be held in the ESOP after the closing of the tender offer. However, as described in the tender offer materials provided to you, after the closing of the tender offer, Stanley is expected to be merged into a wholly owned subsidiary of CGI. If you decide not to tender the shares allocated to your ESOP account and the merger subsequently occurs, you will receive the same amount of cash per share that you would have received had you elected to tender the shares, without any interest being paid on such amount. If you decide not to tender the shares and the merger does not occur, the shares allocated to you will continue to be held in the ESOP.
Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and related tender offer documents, filed by CGI Group Inc. with the SEC on May 20, 2010. Stanley, Inc. filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC on May 20, 2010. These documents, as they may be amended from time to time, contain important information about the tender offer and Stanley stockholders are urged to read them carefully before any decision is made with respect to the tender offer. The tender offer materials may be obtained at no charge by directing a request by mail to Laurel Hill Advisory Group, 100 Wall Street, 22nd floor, New York, New York 10005 or by calling toll-free at (888) 742-1305, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements. All statements included in this document concerning activities, events or developments that Stanley expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Stanley’s business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in Stanley’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC.

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